News
Release
C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
November 9, 2022
This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Third Quarter 2022 Report to Shareholders, including our unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2022, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. The MD&A and additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 3Q22 net income of $1.3 billion, core earnings of $1.3 billion, APE sales of $1.3 billion, and Global Wealth and Asset Management net inflows of $3.0 billion
Today, Manulife announced its third quarter of 2022 (“3Q22”) results. Key highlights include:
◾	Net income attributed to shareholders of $1.3 billion in 3Q22, down $0.2 billion from the third quarter of 2021 (“3Q21”)
◾
Core earnings[1] of $1.3 billion in 3Q22, down 14% on a constant exchange rate basis from 3Q21[2]. 3Q22 core earnings include a $256 million charge in our Property and Casualty (“P&C”) reinsurance business related to Hurricane Ian.

◾	LICAT ratio[3] of 136%
◾	Core ROE[4] of 10.3% and ROE of 10.5% in 3Q22
◾	NBV[5] of $514 million in 3Q22, down 6%[5] from 3Q21
◾	APE sales[5] of $1.3 billion in 3Q22, down 6% from 3Q21
◾	Global Wealth and Asset Management (“Global WAM”) net inflows[5] of $3.0 billion in 3Q22, compared with net inflows of $9.8 billion in 3Q21
◾
The impact to net income attributed to shareholders of our annual review of actuarial methods and assumptions was a modest net gain of $36 million in total, and approximately net neutral for long-term care (“LTC”)

◾	Purchased for cancellation approximately 23 million common shares in 3Q22 for $0.5 billion
“We delivered resilient operating results in the third quarter amidst a challenging market and operating environment,” said Manulife President & Chief Executive Officer Roy Gori. “We continued to deliver solid results in our Asia business and delivered in-force business growth of 8% and 12% in the third quarter and year-to-date, respectively. And, in Global WAM, we generated net inflows of $3.0 billion and our core EBITDA margin4 was 32.7% in 3Q22, a very strong achievement given the market volatility.”
“We are focused on driving resilience for our people, customers and communities. Through our behavioural insurance offerings, we are committed to helping our customers lead longer, healthier, better lives, and we are

[1]
Core earnings is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our Third Quarter 2022 Management’s Discussion and Analysis (“3Q22 MD&A”) for additional information.

[2]	Percentage growth / declines in core earnings stated on a constant exchange rate basis is a non-GAAP ratio.
[3]
Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”). LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[4]	Core return on common shareholders’ equity (“Core ROE”) and core EBITDA margin are non-GAAP ratios.
[5]
For more information on new business value (“NBV”), annualized premium equivalent (“APE”) sales and net flows, see “Non-GAAP and other financial measures” below. In this news release, percentage growth / declines in NBV and APE sales are stated on a constant exchange rate basis.

November 9, 2022 – Press Release Reporting Third Quarter Results

rewarding them for making healthy lifestyle choices. We are expanding our Manulife Vitality offerings in Canada across our core product suite. In the U.S., we have made a multi-cancer, early detection test available to a pilot group of existing customers through John Hancock Vitality, enabling customers to make more informed choices about their health. And, in Asia, we continue to roll out servicing features in our ManulifeMOVE app, furthering its position as a one-stop health and servicing gateway for our customers,” added Mr. Gori.
“Our diverse business and strong capital levels position us well to navigate an uncertain market environment. Our LICAT ratio of 136% provides significant flexibility, and we have repurchased approximately 3.1% of our common shares for $1.4 billion so far this year1 as we remain committed to delivering value to shareholders,” said Phil Witherington, Chief Financial Officer.
“Expense efficiency continues to be a key strategic priority and important lever in the current operating environment. Our third quarter general expenses were held in line with the prior year, providing an offset to topline pressure,” Mr. Witherington continued.
BUSINESS HIGHLIGHTS:
In Asia, we accelerated the utilization of ManuAcademy, our regional digital learning platform rolled out to Vietnam last quarter. Since the roll-out, the platform has enabled the onboarding of over 11,000 newly-recruited insurance agents, and delivered over 150,000 training hours to approximately 45,000 insurance agents. Our new training series, Manulife MasterClass, captures best practices from our Million Dollar Round Table agents and shares them across all agents through the platform. In Canada, we announced an expansion of the Manulife Vitality program, making it available to new term and universal life insurance policyholders effective November 2022. In the U.S., we continue to innovate our wellness offerings and announced a partnership with GRAIL, a healthcare company, offering access to Galleri®, their leading edge, multi-cancer early detection test to a pilot group of customers through John Hancock Vitality. As the first life insurance carrier to make GRAIL’s Galleri® test available, we are enabling eligible customers to take proactive steps to better understand and make more informed choices about their health. In Global WAM, we expanded our Environmental, Social and Governance investment offerings with the launch of the Global Climate Action strategy in Europe to meet increasing demand for sustainable investment solutions.
In addition, we continued to make progress on our digital journey in 3Q22. In Asia, we continued to drive the adoption of ePOS, our proprietary digital onboarding app, to enhance the distributor experience and enable faster, error-free new business application submissions with case adoption at 90%, an increase of 9 percentage points compared with 3Q21. In the U.S., we reduced the amount of time to onboard producers within our traditional brokerage channel by 92% by automating the background check process. In Global WAM, we made a number of enhancements to our digital platform in Retirement including rolling out functionality that enables members in Canada to book one-on-one meetings with a Manulife PlanRight financial advisor directly in the mobile app, which generated successful engagement, and resulted in approximately 1,400 advisor meeting requests in 3Q22. In addition, we recently enhanced digital service features which enable members in the U.S. to self-serve to a greater extent, resulting in a reduction of approximately 10,000 calls to the call centre this quarter.

[1]	As of October 31, 2022 the Company has purchased for cancellation approximately 60 million common shares for $1.4 billion.

November 9, 2022 – Press Release Reporting Third Quarter Results

FINANCIAL HIGHLIGHTS:
	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	3Q22	3Q21	2022	2021
Profitability:
Net income attributed to shareholders	$1,347	$1,592	$5,403	$5,021
Core earnings	$1,322	$1,517	$4,436	$4,828
Diluted earnings per common share ($)	$0.68	$0.80	$2.72	$2.51
Diluted core earnings per common share (“Core EPS”) ($)(1)	$0.67	$0.76	$2.22	$2.41
Return on common shareholders’ equity (“ROE”)	10.5%	12.6%	14.0%	13.7%
Core ROE	10.3%	12.0%	11.4%	13.2%
Expense efficiency ratio(1)	53.9%	51.3%	51.0%	48.9%
General expenses	$1,900	$1,904	$5,641	$5,828
Business Performance:
Asia new business value	$333	$399	$1,010	$1,275
Canada new business value	$89	$71	$275	$225
U.S. new business value	$92	$69	$253	$188
Total new business value	$514	$539	$1,538	$1,688
Asia APE sales	$854	$930	$2,740	$3,160
Canada APE sales	$285	$303	$1,009	$932
U.S. APE sales	$207	$203	$615	$544
Total APE sales	$1,346	$1,436	$4,364	$4,636
Global WAM net flows ($ billions)	$3.0	$9.8	$11.6	$19.8
Global WAM gross flows ($ billions)(2)	$32.0	$35.2	$104.1	$108.7
Global WAM assets under management and administration ($ billions)(3)	$748.8	$823.6	$748.8	$823.6
Global WAM total invested assets ($ billions)	$3.7	$4.3	$3.7	$4.3
Global WAM net segregated funds net assets ($ billions)	$214.5	$244.6	$214.5	$244.6
Financial Strength:
MLI’s LICAT ratio	136%	138%	136%	138%
Financial leverage ratio	28.8%	25.5%	28.8%	25.5%
Book value per common share ($)	$26.17	$25.78	$26.17	$25.78
Book value per common share excluding AOCI ($)	$25.88	$23.41	$25.88	$23.41
(1)	This item is a non-GAAP ratio.
(2)	For more information on gross flows, see “Non-GAAP and other financial measures” below and in our 3Q22 MD&A for additional information.
(3)	This item is a non-GAAP financial measure.
PROFITABILITY:
Reported net income attributed to shareholders of $1.3 billion in 3Q22, down $0.2 billion from 3Q21
The decrease in net income attributed to shareholders was primarily driven by lower gains from investment-related experience and lower core earnings, partially offset by a smaller charge from the direct impact of markets. The direct impact of markets in 3Q21 included a $0.5 billion charge related to the impact of updated Ultimate Reinvestment Rate assumptions issued by the Canadian Actuarial Standards Board. Investment-related experience in 3Q22 reflected the favourable impact of fixed income reinvestment activities and favourable credit experience, partially offset by lower-than-expected returns (including fair value changes) on alternative long-duration assets primarily related to real estate. The charge from the direct impact of markets in 3Q22 was primarily driven by the impact of unfavourable equity market performance, losses from the sale of available-for-sale (“AFS”) bonds and swap spread movements, partially offset by gains due to rising interest rates in the U.S., a flattening of the yield curve in Canada, and widening corporate spreads in the U.S.
Delivered core earnings of $1.3 billion in 3Q22, a decrease of 14% compared with 3Q21
The decrease in core earnings was driven by a $256 million charge in our P&C Reinsurance business for estimated losses related to Hurricane Ian (compared with a $152 million charge in the prior year quarter for estimated losses related to Hurricane Ida and the European floods), lower net gains on sales of AFS equities and the unfavourable impact of markets on seed money investments in new and segregated mutual funds in Corporate and Other, lower new business gains in Asia and the U.S., lower U.S. Annuities in-force earnings due to the

November 9, 2022 – Press Release Reporting Third Quarter Results

variable annuity reinsurance transaction that closed in the first quarter of 2022, and a higher charge from net unfavourable U.S. policyholder experience. These items were partially offset by higher yields on fixed income investments and lower expenses in Corporate and Other, and in-force business growth in Asia and Canada. Lower expenses in Corporate and Other reflect lower supplemental pension expense primarily due to market impacts and lower variable incentive compensation.
ANNUAL REVIEW OF ACTUARIAL METHODS AND ASSUMPTIONS:
We completed our annual review of actuarial methods and assumptions, which resulted in a modest net gain of $36 million post-tax to net income attributed to shareholders in total and approximately net neutral impact for LTC. The review included a comprehensive study of our U.S. LTC experience, including all aspects of claims assumptions and future premium rate increases. Other assumptions reviewed included mortality and certain lapse assumptions for Canada’s life insurance business, as well as lapse and mortality assumptions for certain Asia markets.
BUSINESS PERFORMANCE:
New business value (“NBV”) of $514 million in 3Q22, a decrease of 6% compared with 3Q21
In Asia, NBV decreased 17% from 3Q21 reflecting lower sales in Hong Kong and changes in product mix in Asia Other1, partially offset by higher individual protection and other wealth sales in Japan. In Canada, NBV increased 25% from 3Q21, driven by higher margins in our insurance businesses, partially offset by lower volumes in Annuities. In the U.S., NBV increased 27% from 3Q21, driven by improved margins due to pricing actions, higher interest rates and changes in product mix.
Annualized premium equivalent (“APE”) sales of $1.3 billion in 3Q22, a decrease of 6% compared with 3Q21
In Asia, APE sales decreased 7%, reflecting lower sales in Hong Kong, partially offset by higher sales in Japan and Asia Other. In Hong Kong, APE sales decreased 40% driven by the impact of weaker customer sentiment on financial planning decisions and tighter COVID-19 containment measures in Macau during the quarter. In Japan, APE sales increased 22% as a result of higher individual protection and other wealth sales. Asia Other APE sales increased 6%, reflecting higher bancassurance sales in mainland China, Vietnam and Singapore, partially offset by lower agency sales in Singapore and mainland China. In Canada, APE sales decreased 6%, primarily driven by lower segregated fund sales and the non-recurrence of a large affinity markets sale in 3Q21, partially offset by normal variability of large-case group insurance sales. In the U.S., APE sales decreased 1%, primarily due to lower sales of domestic life insurance products, partially offset by an increase in international sales, which are reported as part of U.S. segment results. APE sales of products with the John Hancock Vitality PLUS feature increased 12% compared with 3Q21, reflecting the increasing attractiveness of the Vitality feature as an option for health-focused life insurance consumers.
Reported Global Wealth and Asset Management net inflows of $3.0 billion in 3Q22, compared with 3Q21 net inflows of $9.8 billion
Net inflows in Retirement were $1.4 billion in 3Q22 compared with net inflows of $0.6 billion in 3Q21, driven by growth in member contributions and lower plan redemptions. Net inflows in Retail were $1.0 billion in 3Q22 compared with net inflows of $7.9 billion in 3Q21, reflecting lower gross flows and higher mutual fund redemption rates due to decreased investor demand amid equity market declines and higher interest rates. Net inflows in Institutional Asset Management were $0.6 billion in 3Q22 compared with net inflows of $1.3 billion in 3Q21, driven by higher redemptions, partially offset by higher sales of equity and fixed income mandates.

[1]	Asia Other excludes Hong Kong and Japan.

November 9, 2022 – Press Release Reporting Third Quarter Results

QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Third Quarter 2022 Earnings Results Conference Call at 8:00 a.m. ET on November 10, 2022. For local and international locations, please call 416-340-2217 or toll free, North America 1-800-806-5484 (Passcode: 2059970#). Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on November 10, 2022 through February 4th, 2023 by calling 905-694-9451 or 1-800-408-3053 (Passcode: 7330185#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on November 10, 2022. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Third Quarter 2022 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.
Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries Cheryl Holmes (416) 557-0945 Cheryl_Holmes@manulife.com	Investor Relations Hung Ko (416) 806-9921 Hung_Ko@manulife.com

November 9, 2022 – Press Release Reporting Third Quarter Results

EARNINGS:
The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:
	Quarterly Results			YTD Results
($ millions)	3Q22	2Q22	3Q21	2022	2021
Core earnings
Asia	$513	$513	$533	$1,563	$1,629
Canada	350	345	311	1,009	893
U.S.	384	456	490	1,326	1,469
Global Wealth and Asset Management	345	305	351	974	1,019
Corporate and Other (excluding core investment gains)	(370)	(157)	(268)	(736)	(482)
Core investment gains(1)	100	100	100	300	300
Total core earnings	$1,322	$1,562	$1,517	$4,436	$4,828
Items excluded from core earnings:(1) Investment-related experience outside of core earnings	125	591	700	1,274	1,516
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(54)	(1,067)	(597)	(1,024)	(1,215)
Change in actuarial methods and assumptions	36	-	(41)	36	(41)
Restructuring charge	-	-	-	-	(115)
Reinsurance transaction, tax-related items and other	(82)	-	13	681	48
Net income attributed to shareholders	$1,347	$1,086	$1,592	$5,403	$5,021
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
NON-GAAP AND OTHER FINANCIAL MEASURES:
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core general expenses; core earnings before income taxes, depreciation and amortization (“core EBITDA”) and assets under management and administration (“AUMA”).
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); core EBITDA margin; expense efficiency ratio; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures.
Other specified financial measures include assets under administration; NBV; APE sales; gross flows; net flows; and percentage growth/decline in such other financial measures.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 3Q22 MD&A, which is incorporated by reference.

November 9, 2022 – Press Release Reporting Third Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
	3Q22
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$476	$819	$766	$395	$(819)	$1,637
Income tax (expense) recovery
Core earnings	(61)	(116)	(62)	(50)	18	(271)
Items excluded from core earnings	2	(75)	(52)	-	64	(61)
Income tax (expense) recovery	(59)	(191)	(114)	(50)	82	(332)
Net income (post-tax)	417	628	652	345	(737)	1,305
Less: Net income (post-tax) attributed to
Non-controlling interests	(19)	-	-	-	1	(18)
Participating policyholders	(85)	50	11	-	-	(24)
Net income (loss) attributed to shareholders (post-tax)	521	578	641	345	(738)	1,347
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	(3)	97	127	-	(96)	125
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	95	96	137	-	(382)	(54)
Change in actuarial methods and assumptions	(45)	35	36	-	10	36
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(39)	-	(43)	-	-	(82)
Core earnings (post-tax)	$513	$350	$384	$345	$(270)	$1,322
Income tax on core earnings (see above)	61	116	62	50	(18)	271
Core earnings (pre-tax)	$574	$466	$446	$395	$(288)	$1,593

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis
	3Q22
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$513	$350	$384	$345	$(270)	$1,322
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$513	$350	$384	$345	$(270)	$1,322
Income tax on core earnings, CER basis(2)	61	116	62	50	(18)	271
Core earnings, CER basis (pre-tax)	$574	$466	$446	$395	$(288)	$1,593

(1)	The impact of updating foreign exchange rates to that which was used in 3Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q22.

November 9, 2022 – Press Release Reporting Third Quarter Results

Reconciliation of core earnings to net income attributed to shareholders

	2Q22
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$216	$224	$1,010	$362	$(555)	$1,257
Income tax (expense) recovery
Core earnings	(74)	(119)	(92)	(57)	4	(338)
Items excluded from core earnings	44	64	(82)	-	54	80
Income tax (expense) recovery	(30)	(55)	(174)	(57)	58	(258)
Net income (post-tax)	186	169	836	305	(497)	999
Less: Net income (post-tax) attributed to
Non-controlling interests	(11)	-	-	-	-	(11)
Participating policyholders	(164)	84	4	-	-	(76)
Net income (loss) attributed to shareholders (post-tax)	361	85	832	305	(497)	1,086
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	80	86	591	-	(166)	591
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(232)	(346)	(215)	-	(274)	(1,067)
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	-	-	-	-	-	-
Core earnings (post-tax)	$513	$345	$456	$305	$(57)	$1,562
Income tax on core earnings (see above)	74	119	92	57	(4)	338
Core earnings (pre-tax)	$587	$464	$548	$362	$(61)	$1,900

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis
	2Q22
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$513	$345	$456	$305	$(57)	$1,562
CER adjustment(1)	3	-	10	4	1	18
Core earnings, CER basis (post-tax)	$516	$345	$466	$309	$(56)	$1,580
Income tax on core earnings, CER basis(2)	75	119	94	58	(5)	341
Core earnings, CER basis (pre-tax)	$591	$464	$560	$367	$(61)	$1,921

(1)	The impact of updating foreign exchange rates to that which was used in 3Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q22.

November 9, 2022 – Press Release Reporting Third Quarter Results

Reconciliation of core earnings to net income attributed to shareholders

	3Q21
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$650	$(101)	$800	$418	$(287)	$1,480
Income tax (expense) recovery
Core earnings	(52)	(109)	(79)	(66)	12	(294)
Items excluded from core earnings	(31)	153	(16)	(1)	23	128
Income tax (expense) recovery	(83)	44	(95)	(67)	35	(166)
Net income (post-tax)	567	(57)	705	351	(252)	1,314
Less: Net income (post-tax) attributed to
Non-controlling interests	48	-	-	-	-	48
Participating policyholders	(303)	(31)	8	-	-	(326)
Net income (loss) attributed to shareholders (post-tax)	822	(26)	697	351	(252)	1,592
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	62	97	617	-	(76)	700
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(129)	(369)	(96)	-	(3)	(597)
Change in actuarial methods and assumptions	343	(65)	(314)	-	(5)	(41)
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	13	-	-	-	-	13
Core earnings (post-tax)	$533	$311	$490	$351	$(168)	$1,517
Income tax on core earnings (see above)	52	109	79	66	(12)	294
Core earnings (pre-tax)	$585	$420	$569	$417	$(180)	$1,811

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis
	3Q21
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$533	$311	$490	$351	$(168)	$1,517
CER adjustment(1)	(8)	-	18	6	(4)	12
Core earnings, CER basis (post-tax)	$525	$311	$508	$357	$(172)	$1,529
Income tax on core earnings, CER basis(2)	51	110	82	67	(12)	298
Core earnings, CER basis (pre-tax)	$576	$421	$590	$424	$(184)	$1,827

(1)	The impact of updating foreign exchange rates to that which was used in 3Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q22.

November 9, 2022 – Press Release Reporting Third Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
	YTD 2022
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,373	$1,923	$4,353	$1,143	$(2,187)	$6,605
Income tax (expense) recovery
Core earnings	(209)	(345)	(259)	(168)	48	(933)
Items excluded from core earnings	35	(126)	(539)	-	164	(466)
Income tax (expense) recovery	(174)	(471)	(798)	(168)	212	(1,399)
Net income (post-tax)	1,199	1,452	3,555	975	(1,975)	5,206
Less: Net income (post-tax) attributed to
Non-controlling interests	(10)	-	-	1	1	(8)
Participating policyholders	(446)	242	15	-	-	(189)
Net income (loss) attributed to shareholders (post-tax)	1,655	1,210	3,540	974	(1,976)	5,403
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	141	236	1,245	-	(348)	1,274
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	43	(70)	134	-	(1,131)	(1,024)
Change in actuarial methods and assumptions	(45)	35	36	-	10	36
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(47)	-	799	-	(71)	681
Core earnings (post-tax)	$1,563	$1,009	$1,326	$974	$(436)	$4,436
Income tax on core earnings (see above)	209	345	259	168	(48)	933
Core earnings (pre-tax)	$1,772	$1,354	$1,585	$1,142	$(484)	$5,369

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis
	YTD 2022
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,563	$1,009	$1,326	$974	$(436)	$4,436
CER adjustment(1)	(4)	-	25	10	2	33
Core earnings, CER basis (post-tax)	$1,559	$1,009	$1,351	$984	$(434)	$4,469
Income tax on core earnings, CER basis(2)	209	345	264	169	(49)	938
Core earnings, CER basis (pre-tax)	$1,768	$1,354	$1,615	$1,153	$(483)	$5,407

(1)	The impact of updating foreign exchange rates to that which was used in 3Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q22.

November 9, 2022 – Press Release Reporting Third Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
	YTD 2021
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$2,504	$985	$1,870	$1,203	$(918)	$5,644
Income tax (expense) recovery
Core earnings	(254)	(312)	(301)	(182)	35	(1,014)
Items excluded from core earnings	(107)	154	36	(1)	149	231
Income tax (expense) recovery	(361)	(158)	(265)	(183)	184	(783)
Net income (post-tax)	2,143	827	1,605	1,020	(734)	4,861
Less: Net income (post-tax) attributed to
Non-controlling interests	222	-	-	1	-	223
Participating policyholders	(491)	89	19	-	-	(383)
Net income (loss) attributed to shareholders (post-tax)	2,412	738	1,586	1,019	(734)	5,021
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	255	239	1,283	-	(261)	1,516
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	137	(329)	(852)	-	(171)	(1,215)
Change in actuarial methods and assumptions	343	(65)	(314)	-	(5)	(41)
Restructuring charge	-	-	-	-	(115)	(115)
Reinsurance transactions, tax related items and other	48	-	-	-	-	48
Core earnings (post-tax)	$1,629	$893	$1,469	$1,019	$(182)	$4,828
Income tax on core earnings (see above)	254	312	301	182	(35)	1,014
Core earnings (pre-tax)	$1,883	$1,205	$1,770	$1,201	$(217)	$5,842

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis
	YTD 2021
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,629	$893	$1,469	$1,019	$(182)	$4,828
CER adjustment(1)	(22)	1	64	27	(2)	68
Core earnings, CER basis (post-tax)	$1,607	$894	$1,533	$1,046	$(184)	$4,896
Income tax on core earnings, CER basis(2)	251	313	314	184	(34)	1,028
Core earnings, CER basis (pre-tax)	$1,858	$1,207	$1,847	$1,230	$(218)	$5,924

(1)	The impact of updating foreign exchange rates to that which was used in 3Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q22.

November 9, 2022 – Press Release Reporting Third Quarter Results

Core earnings available to common shareholders
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	Quarterly Results					YTD Results		Full Year Results
	3Q22	2Q22	1Q22	4Q21	3Q21	2022	2021	2021
Core earnings	$1,322	$1,562	$1,552	$1,708	$1,517	$4,436	$4,828	$6,536
Less: Preferred share dividends	(51)	(60)	(52)	(71)	(37)	(163)	(144)	(215)
Core earnings available to common shareholders	1,271	1,502	1,500	1,637	1,480	4,273	4,684	6,321
CER adjustment(1)	-	18	15	24	12	33	68	92
Core earnings available to common shareholders, CER basis	$1,271	$1,520	$1,515	$1,661	$1,492	$4,306	$4,752	$6,413

(1)	The impact of updating foreign exchange rates to that which was used in 3Q22.
Core ROE
($ millions, unless otherwise stated)
	Quarterly Results					YTD Results		Full Year Results
	3Q22	2Q22	1Q22	4Q21	3Q21	2022	2021	2021
Core earnings available to common shareholders	$1,271	$1,502	$1,500	$1,637	$1,480	$4,273	$4,684	$6,321
Annualized core earnings available to common shareholders	$5,045	$6,022	$6,085	$6,483	$5,874	$5,714	$6,262	$6,321
Average common shareholders’ equity (see below)	$49,129	$49,814	$51,407	$51,049	$49,075	$50,117	$47,601	$48,463
Core ROE (annualized) (%)	10.3%	12.1%	11.8%	12.7%	12.0%	11.4%	13.2%	13.0%
Average common shareholders’ equity
Total shareholders' and other equity	$56,078	$55,500	$56,457	$58,408	$55,457	$56,078	$55,457	$58,408
Less: Preferred shares and other equity	(6,660)	(6,660)	(5,670)	(6,381)	(5,387)	(6,660)	(5,387)	(6,381)
Common shareholders' equity	$49,418	$48,840	$50,787	$52,027	$50,070	$49,418	$50,070	$52,027
Average common shareholders’ equity	$49,129	$49,814	$51,407	$51,049	$49,075	$50,117	$47,601	$48,463
Core EPS
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	Quarterly Results					YTD Results		Full Year Results
	3Q22	2Q22	1Q22	4Q21	3Q21	2022	2021	2021
Core EPS
Core earnings available to common shareholders	$1,271	$1,502	$1,500	$1,637	$1,480	$4,273	$4,684	$6,321
Diluted weighted average common shares outstanding (millions)	1,904	1,924	1,942	1,946	1,946	1,923	1,946	1,946
Core earnings per share	$0.67	$0.78	$0.77	$0.84	$0.76	$2.22	$2.41	$3.25
Core EPS, CER basis
Core earnings available to common shareholders, CER basis	$1,271	$1,520	$1,515	$1,661	$1,492	$4,306	$4,752	$6,413
Diluted weighted average common shares outstanding (millions)	1,904	1,924	1,942	1,946	1,946	1,923	1,946	1,946
Core earnings per share, CER basis	$0.67	$0.79	$0.78	$0.85	$0.77	$2.24	$2.44	$3.30

November 9, 2022 – Press Release Reporting Third Quarter Results

Global WAM AUMA reconciliation
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
As at	Sept 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	Sept 30, 2021
Total invested assets	$411,292	$402,329	$409,401	$427,098	$419,087
Less: Non Global WAM total invested assets	407,551	398,362	405,933	422,640	414,754
Total Invested Assets – Global WAM	3,741	3,967	3,468	4,458	4,333
Total segregated funds net assets	$335,245	$334,903	$371,928	$399,788	$387,799
Less: Non Global WAM total segregated funds net assets	120,775	121,624	135,314	147,221	143,248
Total Invested Assets – Global WAM	214,470	213,279	236,614	252,567	244,551
Global WAM total invested assets and net segregated funds assets	$218,211	$217,246	$240,082	$257,025	$248,884
Global WAM AUMA
Total Invested Assets	$3,741	$3,967	$3,468	$4,458	$4,333
Segregated funds net assets
Segregated funds net assets - Institutional	4,118	4,098	4,338	4,470	4,400
Segregated funds net assets - Other	210,352	209,181	232,276	248,097	240,151
Total	214,470	213,279	236,614	252,567	244,551
Mutual funds	249,520	250,445	274,665	290,863	277,421
Institutional asset management(1)	100,361	100,205	101,105	106,407	103,732
Other funds	12,910	12,110	13,269	14,001	12,562
Total Global WAM AUM	581,002	580,006	629,121	668,296	642,599
Assets under administration	167,759	164,697	178,843	187,631	181,013
Total Global WAM AUMA	$748,761	$744,703	$807,964	$855,927	$823,612

Total Global WAM AUMA	$748,761	$744,703	$807,964	$855,927	$823,612
CER adjustment(2)	-	33,035	52,761	45,465	40,546
Total Global WAM AUMA, CER basis	$748,761	$777,738	$860,725	$901,392	$864,158

(1)	Institutional asset management excludes Institutional segregated funds net assets.
(2)	The impact of updating foreign exchange rates to that which was used in 3Q22.
Reconciliation of Global WAM core earnings to core EBITDA
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	Quarterly Results					YTD Results		Full Year Results
	3Q22	2Q22	1Q22	4Q21	3Q21	2022	2021	2021
Global WAM core earnings (post-tax)	$345	$305	$324	$387	$351	$974	$1,019	$1,406
Addback taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expense) recovery (see above)	50	57	61	52	66	168	182	234
Acquisition costs, other expenses	86	80	81	79	86	247	244	323
Deferred sales commissions	23	25	24	25	26	72	74	99
Core EBITDA	$504	$467	$490	$543	$529	$1,461	$1,519	$2,062

November 9, 2022 – Press Release Reporting Third Quarter Results

Core EBITDA margin
($ millions, unless otherwise stated)
	Quarterly Results					YTD Results		Full Year Results
	3Q22	2Q22	1Q22	4Q21	3Q21	2022	2021	2021
Core EBITDA margin
Core EBITDA	$504	$467	$490	$543	$529	$1,461	$1,519	$2,062
Global WAM revenue	$1,542	$1,521	$1,586	$1,727	$1,680	$4,649	$4,814	$6,541
Core EBITDA margin	32.7%	30.7%	30.9%	31.4%	31.5%	31.4%	31.6%	31.5%

Expense efficiency ratio
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	Quarterly Results					YTD Results		Full Year Results
	3Q22	2Q22	1Q22	4Q21	3Q21	2022	2021	2021
Expense Efficiency Ratio
Core general expenses	$1,859	$1,843	$1,877	$1,973	$1,904	$5,579	$5,580	$7,553
Core earnings (pre-tax)	1,593	1,900	1,876	2,054	1,811	5,369	5,842	7,896
Total - Core earnings (pre- tax) and Core general expenses	$3,452	$3,743	$3,753	$4,027	$3,715	$10,948	$11,422	$15,449
Expense Efficiency Ratio	53.9%	49.2%	50.0%	49.0%	51.3%	51.0%	48.9%	48.9%
Core general expenses
General expenses - Financial Statements	$1,900	$1,843	$1,898	$2,000	$1,904	$5,641	$5,828	$7,828
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	-	-	-	-	150	150
Integration and acquisition	-	-	8	-	-	8	-	-
Legal provisions and Other expenses	41	-	13	27	-	54	98	125
Total	$41	$-	$21	$27	$-	$62	$248	$275
Core general expenses	$1,859	$1,843	$1,877	$1,973	$1,904	$5,579	$5,580	$7,553
Core general expenses	$1,859	$1,843	$1,877	$1,973	$1,904	$5,579	$5,580	$7,553
CER adjustment(1)	-	11	-	6	1	11	14	20
Core general expenses, CER basis	$1,859	$1,854	$1,877	$1,979	$1,905	$5,590	$5,594	$7,573

(1)	The impact of updating foreign exchange rates to that which was used in 3Q22.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

November 9, 2022 – Press Release Reporting Third Quarter Results

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

November 9, 2022 – Press Release Reporting Third Quarter Results